Exhibit 77(I)

Terms of New or Amended Securities

At the September 11, 2008 Board Meeting, the Board of Trustees of ING Variable Products Trust (“IVPT”) approved a side letter agreement under which ING Funds Distributor, LLC waives 0.05% of the shareholder services fee payable to it for the Class S shares of ING VP International Value Portfolio, ING VP MidCap Opportunities Portfolio, and ING VP SmallCap Opportunities Portfolio. The side letter is effective from September 11, 2008 through May 1, 2010 for ING VP International Value Portfolio and ING VP MidCap Opportunities Portfolio and through April 30, 2009 for VP Small Cap Opportunities Portfolio.

At the November 14, 2008 Board Meeting, the Board of Directors of  IVPT approved the establishment of Service 2 Class shares on behalf of ING VP International Value Portfolio, ING VP MidCap Opportunities Portfolio, and ING VP SmallCap Opportunities Portfolio.